 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

 Dated October 26, 2004

 IMI International Medical Innovations Inc.

Commission File Number 1-31360

 615-4211 Yonge Street
 Toronto, Ontario M2P 2A9
 CANADA
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 IMI International Medical Innovations Inc.
 Form 6-K

 On October 26, 2004, the Corporation issued a press release about new data presented at the Canadian Cardiovascular Congress on October 25, 2004. The new data showed that the accumulation of sterol in the skin tissues, as measured by the PREVU* Point of Care Sterol Test, provides new information about a patient’s risk of coronary artery disease (CAD). Additionally, skin sterol, specifically skin tissue cholesterol, measured non-invasively, may have value in stratifying patients with established CAD who have been treated with cholesterol-lowering medications. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMI International Medical Innovations Inc.

Date: October 26, 2004	By:	/s/ Ronald G. Hosking

Ronald G. Hosking
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

99.1	The Registrant’s Press Release
Dated October 26, 2004